UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
□ Form C-U: Progress Update:
□ Form C/A: Amendment to Offering Statement:
□ Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. Name of issuer: Lumineux Chocolate LLC

2. Legal status of issuer: LLC

3. Form: Limited Liability Company

4. Jurisdiction of Incorporation/Organization: South Carolina

5. Date of organization: 11/18/2019

6. Physical address of issuer: 1018 Caledon Ct. Greenville, South Carolina, 29615

7. Website of issuer: https://lumineuxchocolate.com/

8. Name of intermediary through which the offering will be conducted: Vicinity, LLC

9. CIK number of intermediary: 0001798542

10. SEC file number of intermediary: 007-00223

11. CRD number, if applicable, of intermediary: 307772

12. Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

    8% of the offering amount.

    There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from Lumineux Chocolate LLC to investors that will be withheld from the payment to investors.

13. Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: No

14. Type of security offered: Revenue sharing notes

15. Target number of securities to be offered: 40,000

16. Price (or method for determining price): $1

17. Target offering amount: $40,000

18. Oversubscriptions accepted: ✓ Yes □ No

19. If yes, disclose how oversubscriptions will be allocated: □ Pro-rata basis ✓ First-come, first-served basis

20. Maximum offering amount (if different from target offering amount): $75,000

21. Deadline to reach the target offering amount: January 29, 2021

22. Current number of employees: 2

23. Financial Information:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

24. Indicate which jurisdictions in which the issuer intends to offer the securities. If nothing is used we will assume all U.S. jurisdictions. Jurisdictions: All

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$8.00	$92.00
Aggregate Minimum Offering Amount	$40,000.00	$3,200.00	$36,800.00
Aggregate Maximum Offering Amount	$75,000.00	$6,000.00	$69,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants, and a 1% fee that will be paid to Vicinity from investor returns (see "compensation to be paid to intermediary" for additional information).

The Offering

Minimum amount of Revenue Sharing Notes being offered	40,000
Maximum amount of Revenue Sharing Notes	75,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 29, 2021
Use of proceeds	Detailed below under "Use of Proceeds"
Voting Rights	none

Closing and Escrow Process

Investors that have committed investment amounts and signed the subscription agreement and securities purchase agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts

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will be released from escrow upon satisfaction of the escrow agreement and   the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Assignment and Transfer Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Other Matters

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because securities are governed by the note purchase agreement, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the note purchase agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Certain tax considerations

The issuer intends to treat the securities as contingent debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Benjamin Snyder	50%
Rebecca Snyder	50%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name Benjamin Snyder

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & Principal Executive Officer, Director of Operations; Full-time. November 2019 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Facilities Support, Grace Church. May 2018 - March 2020
Greenville, SC

Pastry Chef, Bradenbeck's Bakery. May 2017 - May 2018
Philadelphia, PA

Assistant Pastry Chef, Caviar & Bananas. June 2016 - May 2017
Greenville, SC

Qualifications

Benjamin has worked in the food industry for 14 years in a variety of positions, leading to an executive pastry chef in several bakeries and restaurants. This experience gives him great insight into developing flavors and quality in food products. Benjamin's skills with minimizing food and labor costs, managing inventory, and menu development are strong assets to Lumineux Chocolate.

Education:
Bachelor of Science, Business Administration, Liberty University, 2019
Associates of Arts, Culinary Arts, Bob Jones University, 2011

Name Rebecca Snyder

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Head of Production; Full-time. November 2019 - Current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

May 2018- December 2019: Owner and Pastry Chef, Snyder Baking Co. (Greenville, SC) Responsible for menu and recipe development, most baking production and cake decorating, and providing excellent customer service.

September 2015- August 2016: Cake Decorator, Buttercream Bakehouse (Greenville, SC) -Designed and decorated birthday and special occasion cakes. -Baked and decorated cakes, cookies, and cupcakes daily to fill the case.

Qualifications

Rebecca also has a background in the food industry. She has worked in restaurants and bakeries, primarily as a cake decorator. Rebecca's attention to detail contributes greatly to her role in marketing, and her pastry background makes her invaluable to product development at Lumineux Chocolate.

Education: Associates of Applied Studies, Culinary Arts Bob Jones University, 2011

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Benjamin Snyder and Rebecca Snyder (detailed information in "Directors" section above) are both Managers of the LLC, each with 50% ownership of the LLC (totaling 100% ownership of the LLC).

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership interests
Amount outstanding	100%
Voting Rights	All
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The rights of the notes cannot be changed except by approval of the company and majority in interest of note holders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Investment Loan
Name of creditor	Bryan Benson
Amount outstanding	$2,650.00
Interest rate and payment schedule	10% per annum/ $29 monthly payments
Describe any collateral or security	none
Maturity date	1/1/2024
Other material terms	$25 late fee for payments more than 7 days past the due date

Type of debt	Investment Loan
Name of creditor	Anthony & Christine DiNicola
Amount outstanding	$3,000.00
Interest rate and payment schedule	10% per annum/ $87.00 monthly payments
Describe any collateral or security	none
Maturity date	August 1, 2024
Other material terms	$25 late fee for payments more than 7 days past the due date

Type of debt	Investment Loan
Name of creditor	Justin Flint
Amount outstanding	$1,000.00
Interest rate and payment schedule	10% per annum/ $29 monthly payments
Describe any collateral or security	none
Maturity date	July 1, 2024
Other material terms	$25 late fee for payments more than 7 days past the due date

Type of debt	Investment Loan
Name of creditor	Mark Foote
Amount outstanding	$4,565.21
Interest rate and payment schedule	10% per annum/ $144.93 monthly payments
Describe any collateral or security	none
Maturity date	January 1, 2024
Other material terms	$25 late fee for payments more than 7 days past the due date

Type of debt	Investment Loan
Name of creditor	Thomas Levis
Amount outstanding	$2,500.00
Interest rate and payment schedule	There are no set terms for repayment, and there is no interest charged on the investment. The investment will be paid back when we are able to.
Describe any collateral or security	none
Maturity date	1/1/2024
Other material terms	$25 late fee for payments more than 7 days past the due date

Type of debt	Investment Loan
Name of creditor	Marlin Stern
Amount outstanding	$2,000.00
Interest rate and payment schedule	10% per annum/ $58 monthly payments
Describe any collateral or security	none
Maturity date	January 1, 2024
Other material terms	$25 late fee for payments more than 7 days past the due date

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
none		$0			

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was party to the following transactions since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

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(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction
Marlin Stern	Grandfather of Benjamin	Loan (as described in outstanding debt section above)
Bryan Benson	Uncle of Benjamin	Loan (as described in outstanding debt section above)
Thomas Levis	Father of Rebecca	Loan (as described in outstanding debt section above)

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Vicinity Fees	8.0%	$3,200	8%	$6,000
Equipment	27.0%	$10,800	33.3%	$25,000
Packaging	10.0%	$4,000	9.3%	$7,000
Inventory	22.5%	$9,000	12.0%	$9,000
Operating costs	32.5%	$13,000	24.0%	$18,000
Rental Space for Classes/Events	0%	$0	13.3%	$10,000
Total	**100.00%**	**$40,000**	**100.00%**	**$75,000**

Business Plan Description

Lumineux Chocolate produces high quality chocolate using an ethical supply chain. We sell small-batch, bean-to-bar chocolate to consumers and retailers, initially focusing on upstate South Carolina.

Lumineux Chocolate offers chocolate tablets in three sizes: a 30 gram tasting tablet, a 72 gram full-size tablet, and bulk chocolate by the kilogram offered to wholesale customers only. We also offer gift collections of tablets, along with seasonal products.

Lumineux's target customers are adults who value locally-made, artisan products with a responsible, ethical supply chain. We target these customers directly through farmers markets and e-commerce, as well as wholesale through local coffee shops and other hospitality businesses, initially in upstate South Carolina.

Mission Statement

Lumineux Chocolate seeks to be a beacon of light to others through the transformative power of great chocolate and intentional hospitality.

Core Values

-People come first. Period. Everyone, from our customers to our employees to the farmers growing our cacao, should be treated with the highest respect.

-Do your next task better than your last. We seek to put out the highest quality products and service, and that is only achieved by continually improving and putting aside complacency.

-Make a positive impact on the world around you.

FINANCIAL INFORMATION

Operations

As an early-stage business, the Company's historic operations are limited to less than one year of production and sales. To date, Ben and Rebecca have acquired some necessary equipment for first year production for approximately $5,000 and sourced inventory and supplies to support approximately $22,000 in sales. Immediate future milestones include increasing production capacity by purchasing new equipment in Q1 of 2021, increasing sales and marketing activities starting in December 2020.

Goals for 2021 include: (1) adding 50 wholesale customers nationwide, (2) begin partnerships with the farmers that grow our cocoa beans, and (3) participating in 2 weekly farmers markets, 35 pop-up markets, and 2 chocolate conventions.

Liquidity and Capital Resources

The company requires at least the minimum offering amount of $40,000 for viability of the business. If funds are not raised through this offering, ownership will need to pursue other forms of capital to continue operations. Any amount above the minimum offering amount up to the maximum amount of $75,000 will allow for additional capital ultimately needed to meet the business growth goals.

If the maximum amount is not received, ownership may have to pursue additional sources of capital in to meet growth goals. The Company may pursue additional sources of capital no matter what, if deemed important or necessary to build the business. Other capital resources may come from additional individual investment loans, small business bank loans, and/or angel investors.

Capital Expenditures and Other Information

Capital expenditures anticipated as outlined in the use of proceeds, namely equipment for expanding operational capacity.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

Lumineux Chocolate LLC plans to provide its annual report on a separate tab on its website: https://lumineuxchocolate.com/ within 120 days after the end of the fiscal year. A link to the location will be provided via email once prepared.